EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SuRo Capital Corp.

(Name of Issuer)

SuRo Capital Corp.

(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$14,000,000	(1)	0.0000927	$1,297.80	(2)
Fees Previously Paid
Total Transaction Valuation	$14,000,000
Total Fees Due for Filing				$1,297.80
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due				$1,297.80

(1)	Calculated as the aggregate maximum purchase price for the Company’s common stock, based upon the maximum Purchase Price of $7.00 per share. This amount is based upon the offer to purchase up to 2,000,000 shares of the Company’s common stock, par value $0.01 per share.

(2)	Calculated at $92.70 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022.